June 25, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, DC 20549

Attention:	Yong Kim
Karl Hiller
Claudia Rios
Daniel Morris

Re:	Orielle Acquisition Corp.
Registration Statement on Form 10-12G Filed May 14, 2025
File No. 000-56749

Ladies and Gentlemen:

Set forth below, on behalf of our client Orielle Acquisition Corp. (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 10, 2025 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 10 filed with the Commission on May 14, 2025 (the “Registration Statement”). Concurrently with this letter the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to respond to the comments contained in the Comment Letter and to make certain other changes.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following the numbered comments in plain text.

In addition, please note that in Amendment No. 1 the Company has updated its financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operation and related disclosures to include the Company’s financial statements as of and for the three months ended March 31, 2025, and relevant information therefrom.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Registration Statement on Form 10-12G

Item 1. Business, page 1

1.	Please add disclosure, where appropriate, highlighting the consequences of your shell company status. For example, discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

The Company has added the requested disclosure on page 5.

2.	Please expand your Rule 419 disclosures to discuss whether a requirement to comply with Rule 419 could deter a target company from entering into a business transaction with your company.

The Company has added the requested disclosure on page 6.

3.	We note disclosure in the third paragraph at page 3 that your management is currently involved with three other blank check companies. Please reconcile with your disclosure at pages 11-12 which appear to indicate that your management is currently involved with two companies, Surfside Acquisition Inc. and Aspen-1 Acquisition Inc. Please revise to clarify, as appropriate.

The Company has corrected the disclosure on page 3 to indicate that its management is currently involved with two other blank check companies.

4.	Please revise the second-to-last paragraph on page 3 to disclose the amount of time that your management devotes to your business on a weekly basis.

The Company has revised its disclosure as requested on page 3.

General

5.	You disclose that you are a “blank check” company. Please provide disclosure regarding your status as a “blank check” company under paragraph (a)(2) of Rule 419, and in an appropriate place in your filing provide details regarding compliance with Rule 419 in connection with any offering of your securities.

The Company has added the requested disclosure on page 6.

6.	Please note that your registration statement becomes effective automatically 60 days after its initial filing, and you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

The Company confirms they understand the registration statement becomes effective automatically 60 days after its initial filing and will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain open on the Form 10.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

We trust that you will find the responses above and the changes in Amendment No. 1 to adequately address the Staff’s comments. If you have any questions with respect to the foregoing, please contact the undersigned by telephone at 646.810.2173 or by email at bdipaolo@srfc.law.

Very truly yours,

/s/ Sichenzia Ross Ference Carmel LLP

Sichenzia Ross Ference Carmel LLP

Copy to:	Ian Jacobs
Orielle Acquisition Corp.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

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